Exhibit 99.1

RNS Number: 2151P
Wolseley PLC
01 September 2003

Schedule 5 – Block Listing Six-Monthly Return

1 Name of company:

Wolseley plc

2 Name of Scheme:

Executive Share Option Scheme 1984

3 Period of Return – From:

1 March 2003

To:

31 August 2003

4 Number and class of share(s) (amount of stock/debt security) not issued under scheme at the end of last period:

99,322 Ordinary 25p shares

5 Number of shares issued/allotted under scheme during period:

16,000

6 Balance under scheme not yet issued/allotted under scheme at end of period:

83,322

7 Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:

425,000 Ordinary 25p shares listed on 22.03.2001 ref 0006-0003 (utilised)

100,000 Ordinary 25p shares listed on 02.04.2002 ref RA/Wolseley plc/00010

90,000 Ordinary 25p shares listed on 04.11.2002 ref RA/Wolseley plc/00011

Please confirm total number of shares in issue at the end of the period in order for us to update our records:

580,749,327

Contact name for queries:

M J White

Contact telephone number:

0118 929 8700

Contact address:

Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA

Name of person making return:

M J White

Position of person making return:

Company Secretary

Additional Information:

This information is provided by RNS
The company news service from the London Stock Exchange

END